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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________February 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Un-Audited Interim Financial Statements: Quarter Ended 12/31/2007

   Form 52-109F1: CEO Certification of Interim Filings

   Form 52-109F1: CFO Certification of Interim Filings

   Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended December 31, 2007 and 2006

Contents

Management’s Responsibility for Financial Reporting

3

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheets

4

Consolidated Interim Statements of Operations

5

Consolidated Interim Statements of Shareholders’ Equity

6

Consolidated Interim Statements of Cash Flows

7

Notes to Consolidated Interim Financial Statements

8 – 26

Management’s Responsibility for Financial Reporting

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3) (a), we report that the accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

“Gary Freeman” (signed)

Gary Freeman

President

February 29, 2008

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Interim Balance Sheets (Unaudited)
As at December 31	2007	September 30, 2007

Assets
Current
Cash and cash equivalents	$24,540,656	$10,122,241
Accounts receivable	928,448	366,741
Due from related parties (note 7)	-	20,383
Prepaid expenses	13,417	2,211

Total current assets	25,482,521	10,511,576
Mineral properties (note 4)	5,906,499	3,385,091
Property and equipment (note 3)	30,001	30,353

Total assets	$31,419,021	$13,927,020

Liabilities
Current
Accounts payable and accrued liabilities	$751,027	$363,362
Due to related parties (note 7)	-	3,976

Total current liabilities and total liabilities	751,027	367,338

Shareholders’ Equity
Share capital	55,899,483	38,558,024
Contributed surplus	3,940,948	1,557,786
Deficit accumulated in the exploration stage	(29,172,437)	(26,556,128)

Total shareholders’ equity	30,667,994	13,559,682

Total liabilities and shareholders’ equity	$31,419,021	$13,927,020

Commitments (notes 4 and 10)

Subsequent events (note 12)

Approved on behalf of the Board:

“Bradley T. Aelicks” (signed)

__________________________________

Bradley T. Aelicks, Director

“Gary Freeman” (signed)

__________________________________

Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Interim Statements of Operations (Unaudited)
For the three-month periods ended December 31	2007	2006

Expenses
Investor relations and promotion (note 5(g)(i))	$107,962	$127,067
Salaries (note 5(g)(i))	769,399	29,067
Office and administration	156,388	64,481
Consultants (notes 5(g)(i) and 7(c))	1,525,012	99,205
Travel	73,511	15,727
Legal and audit (note 7(a))	53,669	12,624
Transfer agent, listing and filing fees	16,004	1,964
Property costs	-	-
Interest and financing costs	8,517	367
Amortization	-	1,643

Total expenses	(2,710,462)	(352,145)

Other income (expenses)
Investment and other income	164,077	23,030
Foreign exchange gain (loss)	(59,181)	77,739
Write off of mineral properties	(10,743)	-
Gain on extinguishment of debt	-	-

Total other income (expenses)	94,153	100,769

Net loss for the year	$(2,616,309)	$(251,376)

Loss per share, basic and diluted	$(0.07)	$(0.01)

Weighted average number of common shares outstanding	35,870,944	23,618,655

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Interim Statements of Shareholders’ Equity(Unaudited)
					Deficit Accumulated in the Exploration Stage	Total
	Share Capital	Contributed Surplus		Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the period
For cash
Exercise of warrants	300,000	105,000	-	-	-	105,000
Net loss for the period	-	-	-	-	(251,376)	(251,376)

Balance, December 31, 2006	23,909,052	$ 28,689,935	$1,086,426	$ -	$ (24,199,000)	$5,577,361

					Deficit Accumulated in the Exploration Stage	Total
	Share Capital	Contributed Surplus		Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,128)	$13,559,682
Shares issued during the period
For cash
Private placements net of share issue costs (note 5(c)(i))	5,950,300	17,056,856	-	-	-	17,056,856
Exercise of warrants	170,834	172,084	-	-	-	172,084
Exercise of options	493,750	299,313	-	-	-	299,313
Conversion of contributed surplus to share capital on exercise of options	-	141,835	(141,835)	-	-	-
Stock-based compensation for the period	-	-	2,196,368	-	-	2,196,368
Fair value of warrants issued as finders’ fees	-	(328,629)	328,629	-	-	-
Net loss for the period	-	-	-	-	(2,616,309)	(2,616,309)

Balance, December 31, 2007	40,253,019	$ 55,899,483	$3,940,948	$ -	$ (29,172,437)	$30,667,994

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Interim Statements of Cash Flows (Unaudited)
For the three-month periods ended December 31	2007	2006

Cash flows used in operating activities
Net loss for the period	$(2,616,309)	$(251,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	-	1,643
Stock-based compensation	2,196,368	-
Write off of mineral properties	10,743	-
Non-cash financing costs	-	-
Liabilities written-off	-	-
Changes in operating assets and liabilities:
Accounts receivable	(561,706)	(49,130)
Prepaid expenses	(11,206)	(1,418)
Accounts payable and accrued liabilities	(231,124)	(42,798)

Total cash flows used in operating activities	(1,213,234)	(343,079)

Cash flows used in investing activities
Expenditures on property and equipment	-	(3,043)
Expenditures and advances on mineral properties	(1,913,011)	(527,766)

Total cash flows used in investing activities	(1,913,011)

Cash flows provided by financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs (note 5)	17,528,254	105,000
Due from related parties	16,406	(15,865)

Total cash flows provided by financing activities	17,544,660	89,135

Increase in cash and cash equivalents	14,418,415	(784,753)
Cash acquired at date of acquisition (note 4(c))		-
Cash and cash equivalents, beginning of period	10,122,241	4,644,106

Cash and cash equivalents, end of period	$24,540,656	$3,859,353

Supplemental disclosure with respect to cash flows (note 8).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated interim financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition, exploration for and development of mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Interim financial statements

The interim financial statements of the Company are the responsibility of the Company’s management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 “Interim Financial Statements”, and may not include all disclosures required in annual financial statements. These financial statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

(b)

Basis of presentation

These consolidated interim financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V.  All significant intercompany transactions and balances have been eliminated on consolidation.

(c)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding, except when their release is based on the passage of time.

(e)

Financial instruments

During the year, the Company adopted a new standard, the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company during the year was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect in the Company’s consolidated interim financial statements.

(i)

Fair value

The carrying values of cash, accounts receivable, due to and from related parties, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The carrying value of cash equivalents approximates its fair value primarily due to the floating rate interest of the instrument.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Financial instruments (Continued)

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with Canadian chartered banks and amounts receivable due from government agencies.

(iv)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(v)

Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interest to which they relate are not sufficiently developed to reasonably determine value.

(f)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral properties (Continued)

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, amortization has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include balances of accrued liabilities, amortization of property and equipment, the recoverability of mineral property interests, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(h)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

3.

PROPERTY AND EQUIPMENT

	December 31, 2007						September 30, 2007
		Cost		Accumulated Amortization		Net Book Value		Net Book Value

Machinery and equipment		$20,662		$2,700	$		$
Office furniture		4,326		433
Computer equipment		11,007		2,861

	$		$		$		$

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$182,135	$1,029,143

Deferred exploration costs
Mining concessions	-	69,225	-	32,704	-	-	-	24,668	126,627
Geological services	17,994	41,135	-	-	-	-	-	-	59,129
Tax on surface	-	-	-	-	-	-	-	-	-
Sampling and test	-	62,985	-	124,429	-	-	-	1,600	189,014
Fuel and gas	-	-	-	2,927	-	-	-	682	3,609
Travel	-	-	-	1,336	-	-	-	116	1,452
Stationery	-	-	-	13	-	-	-	128	141
Miscellaneous	-	49,621	-	82,363	-	-	-	15,900	147,794

Total expenditures for year	17,994	222,906	-	243,772	-	-	-	43,094	527,766

Balance, December 31, 2006	$133,257	$555,478	$109,989	$379,069	$40,337	$97,865	$15,685	$225,229	$1,556,909

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES (continued)

(a)

Capitalized mineral property expenditures (Continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Juliana Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$40,337	$97,865	$15,685	$-	$-	$256,844	$3,385,091

Option payments received	(226,649)	-	-	-	-	-	-	-	-	-	(226,649)
Acquisition costs	-	-	-	-	-	-	-	-	997,095	-	997,095

Deferred exploration costs
Salaries & wages	22,738	114,052	2,614	10,804	-	-	-	-	75,860	7,043	233,111
Geological services	-	-	-	-	-	-	-	-	-	-	-
Tax on surface	-	-	-	-	-	-	-	-	-	6,086	6,086
Drilling, sampling and test	4,478	1,106,151	(2,473)	268,049	-	-	-	3,357	16,706	3,892	1,400,160
Geophysical	29,863	-	-	-	-	-	-	-	-	-	29,863
Fuel and gas	1,010	8,361	-	1,508	-	-	-	-	4,006	-	14,885
Travel	1,900	19,056	-	543	-	-	-	-	-	-	21,499
Stationery	-	568	686	44	-	-	-	-	504	-	1,802
Equipment rental	22,047	51,709	-	24,057	-	-	-	4,524	24,412	-	126,749
Foreign exchange	-	-	(1,470)	(1,471)	-	-	-	-	(111,447)	-	(114,388)
Miscellaneous	3,482	6,331	(537)	4,609	-	-	-	2,862	25,191	-	41,938

Total expenditures for year	85,518	1,306,228	(1,180)	308,143	-	-	-	10,743	35,232	17,021	1,761,705

Write off of mineral properties	-	-	-	-	-	-	-	(10,743)	-	-	(10,743)
Balance, December 31, 2007	$127,353	$3,244,963	$167,289	$906,815	$40,337	$97,865	$15,685	$-	$1,032,327	$273,865	$5,906,499

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet. During the quarter, Inmet has made sufficient expenditures to earn 70% of the Caborca project. Upon earning the 70% interest, a joint venture will be formed (yet to be completed) with each party paying their pro-rata share of ongoing expenses.

(ii)

Las Colinas/San Antonio Project

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

(v)

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(vi)

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

(vii)

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(viii)

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The property was abandoned by the Company during the year and, accordingly, $333,846 in acquisition and exploration expenditures were written off in Quarter 4 of the 2007 fiscal year.

(ix)

Other Projects

(a)

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

(b)

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(ix)

Other Projects - continued

(c)

El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

(d)

La Colorada Project

La Colorada Project consists of a single concession, the LCA, which was acquired by the Company in July 2007.  The property is located in La Colorada County in Sonora State, Mexico. The title of this concession is held by Pitalla and is in good standing. On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($997,095 - paid), followed by additional payments of US$1,650,000 ($1,638,335) over the subsequent two-year period.

(e)

Pitalla Project

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

A total of 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

(d)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

4.

MINERAL PROPERTIES (Continued)

(e)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

5.

SHARE CAPITAL

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Escrow shares

As at December 31, 2007, a total of 1,311,779 common shares were held in escrow. This includes the 426,667 escrow shares held pursuant to other agreements. However, on July 31, 2007 these escrow shares expired and they were subsequently cancelled on February 6, 2008. A total of 442,554 escrow shares will be released on April 5, 2008 and every six months thereafter.

(c)

Private placements

(i)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

5.

SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant.

A summary of the status of the Company’s outstanding and exercisable stock options at December 31, 2007 and 2006 and changes during the three-month periods then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price
Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Expired	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(493,750)	(493,750)	$0.61
Vested in quarter	-	185,000	$0.80
Forfeited	-	-	$-
Expired	-	-	$-
Granted	1,240,000	940,000	$2.64

Balance, December 31, 2007	3,246,250	2,426,250	$1.48

Included in the stock options granted during the period were 285,000 options to directors of the Company at $1.88 per share and 410,000 at $3.00 per share.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

5.

SHARE CAPITAL (Continued)

The following summarizes information about options outstanding at December 31, 2007:

	Exercise	Number of Options
Expiry Date	Price	2007
February 1, 2008	$0.77	18,750
February 1, 2008	$0.80	37,500
February 9, 2009	$0.60	-
April 4, 2009	$0.85	100,000
February 12, 2010	$0.60	225,000
July 21, 2010	$0.50	25,000
July 21, 2010	$0.63	360,000
February 1, 2011	$0.60	200,000
April 25, 2011	$0.80	465,000
August 2, 2011	$0.55	262,500
February 12, 2012	$0.60	50,000
March 23, 2012	$0.73	37,500
April 27, 2012	$0.78	50,000
August 7, 2012	$1.50	175,000
October 25, 2012	$1.88	400,000
November 16, 2012	$3.00	840,000

		3,246,250

(e)

Warrants

At December 31, 2007, the Company has outstanding warrants to purchase an aggregate 6,401,565 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at December 31, 2007

$0.35	December 31, 2006	-	-		-	-
$0.60	March 29, 2007	-	-		-	-
$0.80	March 31, 2007	-	-		-	-
$0.91	March 17, 2007	-	-		-	-
$0.91	April 25, 2007	-	-		-	-
$1.00	September 30, 2008	715,834	-	(145,834)	-	570,000
$1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	-	-	2,055,250
$2.05	February 21, 2009	307,200	-	-	-	307,200
$3.75	June 3, 2009	-	2,975,150		-	2,975,150
$3.80	June 3, 2009	-	261,965		-	261,965

		3,335,284	3,237,115	(170,834)		6,401,565

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

(f)

Shares reserved for issuance

Shares

Outstanding at December 31, 2007	40,253,019
Stock options (note 5(d))	3,246,250
Warrants (note 5(e))	6,401,565

Fully diluted at December 31, 2007	49,900,834

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, was as follows:

	2007	2006

Consultants	$1,432,149	$-
Investor relations and promotion	25,240	-
Salaries	738,979	-

	$2,196,368	$-

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk-free interest rate	3.98%	-
Expected dividend yield	-	-
Expected stock price volatility	75.0%	-
Expected option life in years	5.00	-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

5.

SHARE CAPITAL (Continued)

(g)

Option compensation - continued

(ii)

The fair value of warrants issued as finder’s fees and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2007

Risk-free interest rate	3.98%
Expected dividend yield	-
Expected stock price volatility	75.0%
Expected option life in years	2.5

6.

INCOME TAXES

At the last fiscal year end, the Company has non-capital losses of $6,258,000 that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico		Total
2008	$317,000	$-		$317,000
2009	660,000	-		660,000
2010	85,000	-		85,000
2012	-	58,000		58,000
2013	-	36,000		36,000
2014	-	26,000		26,000
2015	585,000	24,000		609,000
2016	-	100,000		100,000
2017	-	1,940,000		1,940,000
2026	1,070,000	-		1,070,000
2027	1,357,000	-		1,357,000

	$4,074,000	$2,184,000	$

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

7.

RELATED PARTY TRANSACTIONS

(a)

The total amount of professional fees and share issue costs paid to a law firm in which a former director and officer of the Company is a partner was $Nil (2006 - $10,960).

The above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

(b)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and due from/to directors.

Amounts due from directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties. Amounts due to directors result from unpaid consulting fees.

(c)

Consulting fees in the amount of $85,686 (2006 - $58,290) were paid/payable to directors of the Company.

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

2007
Other supplemental cash flow information:
Cash paid (received) during the year for:
Interest expense	$8,517
Interest income	$(164,077)

9.

SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The net loss and assets identifiable with these geographic areas are as follows:

2007
Net loss
Canada	$(2,427,216)
Mexico	(189,093)

$(2,616,309)
Assets
Canada	$24,673,001
Mexico	6,746,020

$31,419,021

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

10.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required under such leases are payable as follows:

2008	$42,161
2009	42,274
2010	42,274
2011	42,274
2012	28,183

$197,166

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(a)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(f)).  Under US GAAP, exploration costs are expensed as incurred.

(b)

Reconciliation of total assets, liabilities and shareholders’ equity

2007

Total assets for Canadian GAAP	$31,419,021
Adjustments to US GAAP – deferred
expenditures	(5,906,499)

Total assets for US GAAP	$25,512,522

Total liabilities for Canadian and US GAAP	$751,027

Total equity for Canadian GAAP	30,667,994
Adjustments to US GAAP – deferred
expenditures	(5,906,499)

Total equity for US GAAP	24,761,495

Total equity and liabilities for US GAAP	$25,512,522

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(c)

Reconciliation of loss reported in Canadian GAAP and US GAAP

2007

Net loss per Canadian GAAP	$2,616,309
Expenditures on mineral properties, net of write offs	2,521,408

Net loss per US GAAP	$5,137,717

Net loss per share in accordance
with Canadian GAAP	$0.07
Total differences	0.07

Net loss per share in accordance
with US GAAP	$0.14

Weighted average number of
common shares outstanding	35,870,944

(d)

Comprehensive loss

2007

Net loss per US GAAP	$5,137,717
Other comprehensive income (loss)	-

Comprehensive loss per US GAAP	$5,137,717

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended September 30, 2007 and 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(e)

Statements of cash flows

2007

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,213,234)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(1,913,011)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(3,126,245)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(1,913,011)
Reclassification of expenditures on mineral properties	1,913,011

Net cash used in investing activities of continuing operations in accordance with US GAAP	-

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	17,544,660

Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	14,418,415
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	10,122,241

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$24,540,656

12.

SUBSEQUENT EVENTS

(a)

The Company issued a total of 585,172 common shares on the exercise of warrants and options for net proceeds of $1,011,556.

13.

COMPARATIVE FIGURES

Certain of the 2006 comparative figures have been reclassified to conform to the current year’s presentation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gary Freeman, Chief Executive Officer for Pediment Exploration Ltd., certify the following:

.

Review:  I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending December 31, 2007.

.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:

February 29, 2008

“Gary Freeman”

Gary Freeman, Chief Executive Officer

NOTICE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify the following:

.

Review:  I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending December 31, 2007.

.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:

February 29, 2008

“John Seaman”

John Seaman, Chief Financial Officer

NOTICE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PEDIMENT EXPLORATION LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED

DECEMBER 31, 2007

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Pediment Exploration Ltd. (the “Company”) should be read in conjunction with the accompanying un-audited financial statements for the three months ended December 31, 2007 and the audited financial statements for the year ended September 30, 2007 which is available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of February 29, 2008 unless otherwise indicated.  All amounts are stated in Canadian dollars unless otherwise indicated.

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage therefore there is no production, sales or inventory.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company’s control.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Management Information Circular as filed via SEDAR on February 22, 2008, available at www.sedar.com.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition  in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”) have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, property exploration and recent financings.

The Company now has an active office in Mexico with six geologists, and full bookkeeping and accounting capabilities.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000. The first stage of induced-polarization geophysical work began on June 5, 2007, by Gradient Geophysics and lasted until July 30, 2007.

The objective of this work was to refine the targets generated during the reconnaissance IP work previously done by Durango Geophysics. Inmet agreed to proceed with a second stage of geophysical work at Caborca and to move forward to the drilling stage. The second geophysical survey took place during September 2007, which had the objective of extending the existing lines and creating further drill targets. During Quarter 1, Inmet reimbursed the Company for CDN$226,648 in related exploration expenditures. Subsequent to the end of the quarter, a further CDN$269,924 in related exploration expenditures was reimbursed to the Company to the date of this report.

Diamond drilling at the Caborca project began in October 2007 to test for hidden porphyry targets. The program targeted Induced-Polarization chargeability anomalies. It was carried out by Layne de Mexico which completed 5 holes totaling 1,700 metres.

The La Juliana project was explored from January 2007 through June 2007 through an exploration agreement with purchase option. The exploration program included compilation of previous exploration data, surface rock-sampling and 1,332 metres of reverse-circulation drilling. The total cost of the exploration program (including the payments for the exploration agreement) was $333,846. Due to unsatisfactory drill results, the Company decided not to pursue the project any further and all associated costs were written off in Quarter 4 of fiscal year 2007.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($997,095 – paid), followed by additional payments of US$1,650,000 million ($1,638,335) over the subsequent two-year period.

During Quarter 1, the Company has been conducting a thorough evaluation of La Colorada, including an intensive review of the production and exploration databases for the past operator. In addition, the Company has begun a rock-soil sampling program at the property which will create new drilling targets at La Colorada.

After the fiscal year end, the drill program at the San Antonio project continued to progress. The majority of the Company’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods; completing over 80 drill holes to date and representing over 17,000 metres of reverse circulation drilling. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin holes at Los Planes and also drill testing the Fandango zone which has a strong chargeability response. The Fandango zone is located 1.5 kilometres west of the Los Planes zone. To date, the twin holes have been completed and drilling of Fandango is underway. Also in December, 2007, work began towards producing a 43-101 compliant resource estimate for Los Planes.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

In January 2008, the Company initiated a drill test of the Daniel gold project. The initial drill phase was completed 28 holes for a total of 4,900 metres drilled. The holes were distributed through the entire gold anomalies, including the Coronela, Sierrita and Coyote areas. Assay results remain pending at the time of this report.

On October 31, 2007 the Company created an Advisory Board consisting of three of the most successful explorers/developers in Mexico and South America as founding members. Allen Ambrose, Mark Bailey and Dr. Peter Megaw agreed to serve as advisors to the Company on a broad range of technical and financial matters.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.

Operating expenses were rather significant this quarter, totaling $2,710,462. There was a significant increase in the amount allocated to Salaries and Consultants, due to the fair value of stock options granted, some of which vested to directors and employees. Legal fees, audit and accounting fees, were also considerable due to the private placement which closed on December 3, 2007.

Other Income (Expenses) decreased to $94,153 compared to $100,769 at December 31, 2006.

Investment and other income increased to $164,077 compared to $23,030 due to an increase in the amount of cash held due to the proceeds from private placements.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units.  The key determinants of the Company’s operating results are the following:

(a)

the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)

market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

Selected Annual Information

For the years ended September 30

	2007	2006	2005
Total revenues (Interest & other income)	187,156	117,721	553
Income (Loss) for the year	(2,608,504)	(1,587,282)	(1,135,237)
Earnings (Loss) for the year per share	(0.10)	(0.08)	(0.27)
Total assets	13,927,020	5,843,925	898,440
Total long-term financial liabilities	Nil	Nil	Nil

Summary of Quarterly Results

For the quarters ended

	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007
Total revenues	164,077	123,807	5,548	34,771
Income (Loss) for the year	(2,616,309)	(1,178,222)	(564,562)	(614,344)
Earnings (Loss) for the year per share	(0.07)	(0.04)	(0.02)	(0.03)

For the quarters ended

	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006
Total revenues	23,030	52,265	39,370	15,778
Income (Loss) for the year	(251,376)	(274,302)	(916,341)	(231,130)
Earnings (Loss) for the year per share	(0.01)	(0.01)	(0.04)	(0.01)

Liquidity and Capital Resources

At December 31, 2007, the Company had working capital of $24,731,494 compared to its September 30, 2007 working capital of approximately $10,144,238.  The Company is able to meet its past and ongoing financial obligations at this time.

(i)

On December 3, 2007 the Company completed a private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900. Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until June 3, 2009. In connection with the private placement, the Company paid to six registered dealers as finder’s fees an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per unit) and 262,215 finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above. All securities issued under the Private Placement are subject to a four-month hold period and are not tradable in Canada until April 4, 2008.

The funds were to be used to further the Company’s exploration activities and initiatives as well as to put towards future property acquisitions. Some of the funds were also used to carry on general office and administrative operating expenses in both the Vancouver and Mexico offices.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

Transactions with Related Parties

Related party transactions and balances are disclosed in Note 7 of the quarterly financial statements.

Subsequent Events

Subsequent to the end of Quarter 1, the Company issued a total of 585,172 common shares on the exercise of warrants and options for net proceeds of $1,011,556.

Effective February 6, 2008, the Company effect a cancellation of 426,667 escrow shares of the Company held pursuant to an escrow agreement dated July 30, 2001, which expired on July 30, 2007.

Further information on the Company’s exploration projects can be found on the Company website at www.pedimentexploration.com.

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

Moreover, significant estimates are made in respect of, accounting for stock-based compensation and the valuation of other derivative equity instruments such as warrants issued by the Company using similar techniques.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Board's Corporate Governance Guidelines and effective operation of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the quarter covered by this management's discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as required by applicable Canadian Securities Laws. Such modifications or enhancements to the existing controls and procedures have been designed, as determined necessary to obtain reasonable assurance as to the effectiveness of such controls at this time. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Based on that evaluation, the President and Chief Financial Officer have concluded that, as of the end of the year covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

While management believes that control over bank accounts and Company assets is adequate, it is also aware that internal control weaknesses were identified in respect of a lack of segregation of duties, and a high risk of management override of controls and procedures. It is management’s opinion that these weaknesses in internal controls over financial reporting are inherently related to the small size of the issuer.

Risks and Uncertainties

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the quarter ended December 31, 2007

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available on acceptable terms in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Caution Regarding Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Additional information related to the Company is available on SEDAR at www.sedar.com.

“Gary Freeman”

February 29, 2008

Gary Freeman, President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 0-52509

(Registrant)

Date: March 3, 2008         By /s/ Gary Freeman___________________________

                                   Gary Freeman, President/CEO/Director